Notice of Exempt Solicitation

Pursuant to Rule 14a-103

Name of the Registrant: Johnson & Johnson

Name of person relying on exemption: Trillium Asset Management, LLC

Address of person relying on exemption: Two Financial Center, 60 South Street, Suite 1100, Boston, MA 02111

Name of person relying on exemption: Adrian Dominican Sisters

Address of person relying on exemption: 1257 E Siena Heights Drive, Adrian, MI 49221

Name of person relying on exemption: Benedictine Sisters of Mount St. Scholastica, Inc.

Address of person relying on exemption: 801 South 8th Street, Atchison, KS 66002

The attached written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

March 26, 2021

Shareholder Proposal for Civil Rights Audit

Submitted at Johnson & Johnson

We are writing to urge Johnson & Johnson shareholders to VOTE FOR ITEM 6 (civil rights audit) on the Company’s 2021 proxy.

Perhaps not since the civil rights era of the 1960s have citizens spoken with a more clear and compelling demand to end racism and discrimination in all its forms. Investors share this concern and have taken steps to engage company leadership across industry sectors on how they are addressing diversity, equity and inclusion (DEI), inclusive of racial equity and justice in their firms, products and services and their supply chains.

It is clear that health care industry business-as-usual has resulted in disparate outcomes for Black Americans.1 Last June, Johnson and Johnson’s (J&J) CEO stated “unequivocally that racism in any form is unacceptable”2 and committed to help drive health equity solutions through partnerships and financial commitments.

•	The Proponents recognize these steps and do not set out to critique them, but instead compel the company to recognize that these steps may not be commensurate with the seriousness of the issue.
•	Addressing systemic racism as well its damaging economic costs[3] may demand more than a reliance on internal action and assessment. An audit engages a company in a process of risk mitigation that internal actions alone may not replicate.
•	An objective review that validates current steps and offers recommendations to uproot biases may result in greater certainty for shareholders that a smart path is being taken.

The Shareholder Proposal requests:

the company conduct and publish a third-party audit (within a reasonable time, at a reasonable cost, and excluding confidential/proprietary information) to review its corporate policies, practices, products, and services, above and beyond legal and regulatory matters; to assess the racial impact of the company's policies, practices, products and services; and to provide recommendations for improving the company’s racial impact.

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1 https://www.pewtrusts.org/en/research-and-analysis/blogs/stateline/2020/06/15/racism-is-a-public-health-crisis-say-cities-and-counties

2 https://www.jnj.com/latest-news/a-message-from-johnson-johnson-ceo-alex-gorsky-about-recent-events-in-the-united-states

3 https://www.bloomberg.com/news/articles/2020-10-20/racism-and-inequity-have-cost-the-u-s-16-trillion-wall-street-economist-says?sref=zKsnIgvx

This is not a solicitation of authority to vote your proxy.

Please DO NOT send us your proxy card as it will not be accepted

•	Product marketing: J&J faces ongoing controversies related to its decision in May 2020 to discontinue sales of talcum-base powder in North America but to continue sales across the globe. Claims of aggressively marketing these products to Black and Brown women are troubling.[4] Since the proposal was filed, reports of governments and citizens in African markets objecting to the sale of these products due to potential health risks, raises new controversies and potential business risks.[56]

•	Political spending: J&J’s statements condemning racism stand in contrast to J&J’s Political Action Committee (PAC) contributions. J&J’s PAC contributed tens of thousands of dollars to U.S. Representatives whose votes on January 6, 2021 to overturn election results were in direct alignment with demands of insurrectionists motivated by white supremacy. We see no evidence that J&J has examined the racial equity impact of its government affairs operations.

•	Resource allocation: J&J’s Board rejects the Proponents’ request in its statement of opposition because conducting a civil rights audit would “divert resources from its ongoing DEI actions and commitments.” With a recorded $13.9 million in cash and cash equivalents on its 2020 year-end balance sheet we are hard pressed to see constraints to funding an audit.[7]

Before addressing these concerns in more detail, it is worth reviewing actions taken by companies that, in choosing to conduct thorough third party civil rights audits, have recognized the limitations of their own internal processes.

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4 https://www.reuters.com/article/us-johnson-johnson-marketing-specialrepo-idUSKCN1RL1JZ

5 https://allafrica.com/stories/202011200561.html

6 https://lapresse.tn/87811/sante-une-association-environnementale-appelle-a-retirer-du-marche-tunisien-des-produits-importes-contenant-du-talc-cancerigene/ [available in english via google translate].

7 https://www.sec.gov/ix?doc=/Archives/edgar/data/200406/000020040621000008/jnj-20210103.htm#i26b7b3066a4848f5be790a5478bde067_103

Facebook’s COO Cheryl Sandberg explained in the release of its July 2020 Civil Rights Audit, “As hard as it has been to have our shortcomings exposed by experts, it has undoubtedly been a really important process for our company. We would urge companies in our industry and beyond to do the same. Thanks to Laura and Megan’s [the Relman Colfax auditors] leadership, and the continued advocacy of civil rights groups and leaders, we believe we are in a better place today than we were two years ago. Over the course of the audit process, we have made significant progress in a number of critical areas. But the auditors have been extremely candid with their feedback, urging us to go further in a range of areas.”8

Similarly, when Starbucks published its first report from former U.S. Attorney General Eric H. Holder, Jr., the report stated:

As part of Starbucks’ ongoing efforts to understand why the incident in Philadelphia occurred and what more Starbucks could do to advance civil rights, equity, diversity, and inclusion internally and in the communities it serves, the Company engaged former U.S. Attorney General Eric H. Holder, Jr. and Covington & Burling, LLP to conduct an assessment of Starbucks’ policies, procedures, and initiatives.9

Further, Starbucks’ took steps to better understand if its approach was genuinely complete by engaging in listening sessions:

To gain insight into the challenges currently faced by Starbucks partners, Mr. Holder and the team from Covington conducted four listening sessions with Store Managers in key markets, including Washington, D.C., Atlanta; Seattle; and Los Angeles. We identified several themes from partners’ comments in the listening sessions. 10

These examples illustrate how entering dialogues with and receiving unbiased assessments from third party experts may benefit corporate leaders and their workforce, as well as, stakeholders. J&J’s reports describe the numerous commendable steps taken by the company, yet investors have reasons to question if they are the right combination of steps or constitute a genuinely complete and fulsome strategy to address racially equity and justice.

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8 https://about.fb.com/news/2020/07/civil-rights-audit-report/

9 https://stories.starbucks.com/uploads/2019/01/Covington-Report-to-Starbucks-Jan-23-2019.pdf, 5.

10 Ibid., 26

Is the Company’s approach working without an audit?

Product marketing: The example of the continuation of talc sales outside of North America has become a reputational concern as highlighted by Black Women for Wellness. This provides strong evidence that the current approach may not be working. As discussed in the proposal:

We are concerned about the ongoing controversies our company faces related to its decision in May 2020 to discontinue sales of talcum-based powder in North America, but continue sales across the globe. Claims of aggressively marketing these products to Black and Brown women after its talc supplier included the WHO’s “possibly carcinogenic” label on shipments are troubling,11 as are the more than 19,000 lawsuits pending related to its use. In August, more than 200 health and environmental justice organizations from 50 countries called on the company to "walk its talk on racial equity and valuing Black lives” by ending global sales of talcum-based baby powder.12

The Wall Street Journal’s opinion page13 and equity research analysts have also raised concerns about the company’s talcum-based product sales and related litigation. During a 2018 investment community meeting an analyst asked the EVP & Worldwide Chairman of the J&J Consumer Companies if because a.) “J&J in a negative way has been in the headlines with the baby powder… has that had any negative impact on the brand?” And, b.) had J&J “done any focus groups with consumers to make sure that the brand is still fine in the eyes of consumers?” According to a transcript of the meeting, the executive defended the safety of the product and answered “Talc is only a very small portion of our business…And, it’s more relevant in emerging markets of the world, where some of the news that have been in the headlines because of these lawsuits have been less relevant. So, what I would say in general is we have not seen a significant impact from the talc issues”.14

The executive, when answering the questions, made no mention of focus groups as a current or future strategy to address this concern. We know today that consumer concern has gained relevancy, globally. Tunisians have called on government authorities to stop sales of J&J talcum- based powder and the Republic of Congo government has suspended imports and marketing activities of these products due to potential toxicity risks.1516

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11 https://www.reuters.com/article/us-johnson-johnson-marketing-specialrepo-idUSKCN1RL1JZ

12 https://www.mycentraljersey.com/story/news/local/middlesex-county/2020/08/31/group-calls-johnson-johnson-discontinue-talcum-baby-powder/5655800002/

13 https://www.wsj.com/articles/its-past-time-to-pull-the-plug-on-use-of-talc-11594843155

14 available from FactSet CallStreet; Johnson & Johnson Investment Community Meeting; Corrected Transcript 16-May 2018

15 https://lapresse.tn/87811/sante-une-association-environnementale-appelle-a-retirer-du-marche-tunisien-des-produits-importes-contenant-du-talc-cancerigene/ [available in english via google translate].

16 https:/allafrica.com/stories/202011200561.html

This is not a solicitation of authority to vote your proxy.

Please DO NOT send us your proxy card as it will not be accepted.

The ongoing talc controversy provides strong evidence that there may be more work to be done and the current approach to address racial equity in its consumer health division may not be working.

Political Spending: The January 6, 2021 insurrection and the reaction to it illustrates two important points and an additional aspect of J&J’s approach to racial justice and equity that warrants attention.

The morning after the insurrection, which President-Elect Biden linked17 to white supremacy ideologies and whose members carried the Confederate battle flag, Andrew Ross Sorkin wrote in the New York Times about the hard questions business leaders need to ask themselves in the wake of these events. He condemned leadership “who were willing to ignore Mr. Trump’s threat to democracy in the name of economic growth, lower taxes, lighter regulations, or simply access and proximity to power.” He goes on to ask “At a time when business leaders tout their ‘values’ and ‘social responsibility,’ how should those enablers — and the institutions they run — be considered after all this?”18

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17 https://www.npr.org/sections/biden-transition-updates/2021/01/07/954404473/biden-is-set-to-introduce-merrick-garland-as-his-attorney-general-pick. See also, “Ahmad Thomas, the new CEO of Silicon Valley’s most influential business group, said, ‘We at the Silicon Valley Leadership Group condemn with the strongest possible terms the destruction, violence and clear displays of white supremacy seen on display in our nation’s Capitol today.’” https://www.marketwatch.com/story/business-leaders-call-for-action-on-trump-after-mob-siege-at-capitol-11609976655

18 https://www.nytimes.com/2021/01/07/business/dealbook/capitol-mob-enablers.html

The question points out how corporate political spending that does not take into account a full range of policy and political preferences of candidate-recipients of corporate PAC contributions has been a factor in how our country as found itself in this situation. J&J’s PAC political contributions speak to this point. According to data compiled by The Center for Responsive Politics and tracked by CNN, J&J made contributions totaling $106,000 to 24 members of Congress who voted on January 6, 2021 to overturn the votes for a legitimately and democratically elected president. These actions have been viewed consistent with the demands of insurrectionist motivated by white supremacy. Several corporations took swift action to suspend contributions to members of Congress. Eli Lilly, Verizon, Visa, Walmart, Home Depot, Comcast, AT&T among other S&P500 companies announced that they are suspending contributions indefinitely to these members of Congress who voted to reject the electoral college votes.19

The points made earlier this year in the pages of the New York Times, and Bloomberg20 are that these types of corporate actions may need to be re-examined. J&J has offered no evidence that it has looked at the racial equity impact of its government affairs operations.

Further, markets and its issuers depend on economic and political stability. The insurrection such as it was surfaced the myriad of risks corporate political spending practices may create.

Johnson & Johnson’s arguments in its statement of opposition is insufficient – it has the capability to implement the proposal.

The U.S. Securities and Exchange Commission describes the purpose of an audit as providing the public with additional assurance “beyond managements’ own assertions”.21 In the Company’s no-action request22 J&J’s legal counsel ignored the most important feature of a third-party audit, independence. Similarly, the Board in its opposition statement believes that preparing a report: “would fail to yield meaningful enhancements to the Company’s practices or the robust public disclosures the Company already makes about its DEI efforts.” The Board provides no evidence that it has conducted due diligence as to the value of a third party audit, such as speaking with civil rights audit experts or to the leadership of companies who have conducted audits. Therefore, shareholders may not be able to make a reasoned conclusion that a civil rights audit undertaken by J&J would not be an important exercise.

J&J states that the proposal’s request would “divert resources from its ongoing DEI actions and commitments.” This implies that 1.) the Proponents are seeking a diversion of funds from existing programs, and 2.) J&J is resource constrained. To answer these claims: a.) the Proponents are not requesting that funds be diverted from existing programs. No recommendation to this point is made in the proposal. B.) A 2019 year-end balance sheet with

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19 https://www.cnn.com/interactive/2021/01/business/corporate-pac-suspensions/

20 https://www.bloomberg.com/news/articles/2021-01-08/in-trump-era-s-end-an-uneasy-reckoning-for-corporate-america

21 https://www.sec.gov/reportspubs/investor-publications/investorpubsaboutauditorshtm.html

22 https://www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2020/ellingeretaljohnson121620-14a8-incoming.pdf

This is not a solicitation of authority to vote your proxy.

Please DO NOT send us your proxy card as it will not be accepted.

$17,305,000 in cash and cash equivalents proves, in our view, that J&J has ample resources require to conduct a civil rights audit. As the proposal makes clear, the company has full discretion in preparing the report and no particular timeline is dictated.

Conclusion

Dismantling racial disparities and creating foundational change is the social movement of our time. As the world’s largest and most broadly-based healthcare company that is guided by a Credo “to put the needs and well-being of people it serves first”23 an objective third party civil rights audit may give J&J stakeholders assurance and help strengthen the company’s reputation across all business units.

The company does not have to short change existing DEI programs and may be fully capable of finding resources necessary to retain civil rights experts to audit the racial impacts of its internal and external operations. The audits commissioned by companies referenced earlier provide potential templates for J&J’s own civil rights audit.

For the reasons above Trillium Asset Management and co-filers to the proposal urge J&J shareholders to support Item 6 on the proxy.

Sincerely,

Susan Baker

Director of Shareholder Advocacy

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23 https://www.jnj.com/credo/

IMPORTANT NOTICE: This communication is being provided on a voluntary basis. The cost of this communication is being borne entirely by Trillium Asset Management, LLC. The foregoing information may be disseminated to shareholders via telephone, U.S. mail, e-mail, certain websites and certain social media venues, and should not be construed as investment advice or as a solicitation of authority to vote your proxy. The cost of disseminating the foregoing information to shareholders is being borne entirely by Trillium. Proxy cards will not be accepted by Trillium. To vote your proxy, please follow the instructions on your proxy card. These written materials may be submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but would be made voluntarily in the interest of public disclosure and consideration of these important issues. The views expressed are those of the author and Trillium Asset Management, LLC as of the date referenced and are subject to change at any time based on market or other conditions. These views are not intended to be a forecast of future events or a guarantee of future results. These views may not be relied upon as investment advice. The information provided in this material should not be considered a recommendation to buy or sell any of the securities mentioned. It should not be assumed that investments in such securities have been or will be profitable. To the extent specific securities are mentioned, they have been selected by the authors on an objective basis to illustrate views expressed in the commentary and do not represent all of the securities purchased, sold or recommended for advisory clients. The information contained herein has been prepared from sources believed reliable but is not guaranteed by us as to its timeliness or accuracy, and is not a complete summary or statement of all available data. This piece is for informational purposes and should not be construed as a research report.